Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 11, 2013

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Navios Maritime Holdings Inc.
Form 20-F for the Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-33311

Dear Ms. Cvrkel:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 3, 2013 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 54

Liquidity and Capital Resources, page 71

1.	We note from your response to our prior comment 1 that you intend to add disclosure as to capital expenditures which you have committed to contractually subsequent to year end and will include a cross-reference to the table of Contractual Obligations. However, please note that our prior comment asked you to revise to disclose an estimate of your expected capital expenditures (whether or not contractually committed) for the next fiscal year. Please confirm that you will revise future filings accordingly.

Response: The level of the Company’s capital expenditures is highly dependent on the extent to which the Company adds vessels to its fleet. The Company evaluates opportunities to add to its fleet, either by acquisition or entering into new build contracts, on an ongoing basis and it is impossible to predict whether such evaluation will lead to vessel additions or the magnitude of any such additions. Over the past five years, capital expenditures have ranged between $778.5

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

million and $194.0 million and, accordingly, the range is substantial. Given the Company’s inability to predict such fleet additions and the materiality of the differences from year to year in the related level of capital commitments, the Company believes it would be misleading to provide the requested estimates. Moreover, the past is not necessarily indicative of the future and so there can be no assurance that capital expenditures in the future will fall within the historical range.

Critical Accounting Policies, page 86

Impairment of Long-lived Assets

2.	We note from your response to our prior comment 4 that you believe that performing the impairment test using the 10-year historical average charter rate for similar vessels is most appropriate because this rate is likely to best reflect the cyclicality of charter rates that your fleet will experience over its remaining expected economic life of 19.1 years. You also responded that you will revise future filings to include more robust disclosure related to the sensitivity of the assumptions used in your impairment tests. However, it is not clear if you intend to include disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. In light of the fact that you responded that the average remaining time charter term is approximately 2.5 years, as previously indicated, we continue to believe such a sensitivity analysis would allow investors to better understand how the Company’s future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Please confirm that you will revise future filings accordingly.

Response: As requested, the Company will revise future filings to enhance its sensitivity analysis to include a comparison of the 10-year average used for its impairment tests to the most recent five-year, three-year and one-year historical average rates.

A copy of the Company’s proposed disclosure follows:

In connection with its impairment testing on its vessels as of December 31, 2012, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from [x]% to [y]% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2012):

Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average		3-Year Average		1-Year Average
(% above (below) the 10-year average)
Handysize	[x.x	]%	[x.x	]%	[x.x	]%
Ultra-Handymax	[x.x	]%	[x.x	]%	[x.x	]%
Panamax	[x.x	]%	[x.x	]%	[x.x	]%
Capesize	[x.x	]%	[x.x	]%	[x.x	]%

As disclosed elsewhere, the Company’s fleet includes [#] vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $[x.x] million in the aggregate (the unrealized loss). If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that [#], [#] and [#] of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Form 20-F or this response letter.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Claire Erlanger, Division of Corporation Finance)

Navios Maritime Holdings Inc. (Mr. George Achniotis)